UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Third Quarter 2024 Results of International Game Technology PLC Reflecting Continuing Operations

On November 12, 2024, International Game Technology PLC (NYSE:IGT) (the "Company") reported continuing operations results for the quarter ended September 30, 2024. This quarter marks the first reporting period where the results of the Gaming & Digital business are classified as discontinued operations after the announced sale on July 26, 2024.

On November 12, 2024, the Company also announced that the Board of Directors declared a quarterly cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on December 10, 2024 to holders of record as of the close of business on November 26, 2024.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release, "International Game Technology PLC Reports Third Quarter 2024 Results Reflecting Continuing Operations After Announced Sale of Gaming & Digital", dated November 12, 2024.
99.2	Presentation, "International Game Technology PLC 2024 3rd Quarter Results period ended September 30, 2024", dated November 12, 2024.

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release, "International Game Technology PLC Reports Third Quarter 2024 Results Reflecting Continuing Operations After Announced Sale of Gaming & Digital", dated November 12, 2024.
99.2	Presentation, "International Game Technology PLC 2024 3rd Quarter Results period ended September 30, 2024", dated November 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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